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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

MATERIAL FACT

São José dos Campos, November 12, 2019 – In accordance with CVM Instruction 358 of January 3, 2002, Embraer S.A. (“Embraer” or “Company”) announces that it has revised its guidance for 2019 and 2020.

As previously communicated to the market, Embraer and The Boeing Company (“Boeing”) entered into certain agreements on January 24, 2019 with respect to a strategic partnership between the two companies (“Transaction”), and the shareholders of Embraer approved the Transaction on February 26, 2019. The parties continue to work to consummate the Transaction as soon as possible. In this regard, Embraer will implement the internal separation of the Company’s commercial aviation business and related services and support businesses at the end of this fiscal year and currently expects that the Transaction will be consummated in early 2020. The parties have already obtained applicable antitrust clearance from antitrust authorities in certain jurisdictions and the consummation of the Transaction remains subject to approval by antitrust authorities in certain other applicable jurisdictions and the satisfaction of other customary conditions in similar transactions. Until such approvals are received and the other conditions are satisfied, there can be no assurance as to the consummation of the Transaction or its timing thereof.

Given the cash consumption observed in the third quarter of 2019 and the review of the short and medium term business plan, and considering the new closing timeline of the Transaction, expected to occur in early 2020, as described in the material fact published on October 3, 2019, Embraer updates its 2019 and 2020 guidance.

2019 Guidance Revision:

For 2019, the Company reaffirms deliveries of 85 – 95 commercial jets, 90 – 110 executive jets, two KC-390 aircraft, and now expects deliveries of five Super Tucano aircraft. Embraer also reaffirms expectations for revenues of US$ 5.3 – US$ 5.7 billion and breakeven (approximately zero) EBIT margin, while removing the estimates for net cash position and a special dividend in 2019 which were dependent upon closing of the Transaction by the end of this year. Embraer also introduces 2019 Free Cash Flow guidance of a usage of between US$ (300) and US$ (100) million for the year.

2020 Guidance Revision:

The guidance presented for 2020 includes only the expected results of the Executive Jets and Defense & Security segments (and the results of their respective services and support businesses).

Embraer reaffirms consolidated revenues of US$ 2.5 – US$ 2.8 billion, EBIT margin of 2% to 5%, and breakeven Free Cash Flow.

Given the Company’s expected 2019 cash consumption combined with anticipation of the consummation of the strategic partnership between Embraer and Boeing in early 2020 and the potential financial impact of these delays relative to previous expectations, Embraer now expects a special dividend of between US$ 1.3 billion and US$ 1.6 billion to be paid after the closing of the Transaction in 2020 (which remains subject to the confirmation of certain requirements, including the fiscal year results).

Finally, Embraer communicates that is has made available via the Empresas.Net System, simultaneously with the disclosure of this material fact, the presentation that will also be disclosed during the teleconference to be held on this day.

Nelson Krahenbuhl Salgado

Executive Vice President, Finance &

Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer